

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 27, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of VERIZON COMMUNICATIONS INC., under the Exchange Act of 1934.

- 0.875% Notes due 2032

- 1.500% Notes due 2039

- 1.875% Notes due 2030

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.